UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: August 1, 2008

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 600 – 200 Burrard Street, Vancouver, British Columbia V6C 3L9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                  Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

The Commitment Letter, dated as of July 29, 2008, among JPMorgan Chase Bank, N.A, Citibank, N.A., Canadian branch, Merrill Lynch Capital Corporation, Canadian Imperial Bank of Commerce, Royal Bank of Canada, Bank of Montreal and Teck Cominco Limited (the “Commitment Letter”) and the Arrangement Agreement, dated as of July 29, 2008, between Teck Cominco Limited and Fording Canadian Coal Trust (the “Arrangement Agreement”), filed as exhibits to Amendment No.2 to the Schedule 13D filed by Teck Cominco Limited (the “Company”) and Teck Cominco Metals Ltd., with the Securities and Exchange Commission on July 30, 2008, are incorporated by reference as part of this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited (Registrant)

Date: August 1, 2008	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee Corporate Secretary

Exhibit Index

Exhibit	Description
99.1

Commitment Letter, dated as of July 29, 2008, among JPMorgan Chase Bank, N.A, Citibank, N.A., Canadian branch, Merrill Lynch Capital Corporation, Canadian Imperial Bank of Commerce, Royal Bank of Canada, Bank of Montreal and Teck Cominco Limited (incorporated by reference herein to Exhibit 1 to the Company’s and Teck Cominco Metals Ltd.’s Amendment No. 2 to the Schedule 13D filed on July 30, 2008).

99.2

Arrangement Agreement, dated as of July 29, 2008, between Teck Cominco Limited and Fording Canadian Coal Trust (incorporated by reference herein to Exhibit 2 to the Company’s and Teck Cominco Metals Ltd.’s Amendment No. 2 to the Schedule 13D filed on July 30, 2008).

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Corporation

Teck Cominco Limited

Suite 600

200 Burrard Street

Vancouver, British Columbia

V6C 3L9

2.	Date of Material Change

July 29, 2008

3.	News Release

A press release with respect to the material change referred to in this report was issued by Teck Cominco Limited (“Teck” or “Purchaser”) on July 29, 2008 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

4.	Summary of Material Change

On July 29, 2008, Teck and Fording Canadian Coal Trust (“Fording”) announced that they have entered into an arrangement agreement (the “Arrangement Agreement”) under which Teck will acquire 100% of Fording’s assets, which consist principally of a royalty in respect of Fording’s 60% non-operating interest in the Elk Valley Coal Partnership (“Elk Valley Coal”) under a plan of arrangement (the “Arrangement”). Under the terms of the Arrangement, Fording unit holders will receive US$82 in cash and 0.245 of a Teck Class B subordinate voting share per Fording unit. In aggregate, Teck will pay approximately US$12.4 billion in cash and issue 36.9 million Class B subordinate voting shares in consideration for the Fording assets, and will assume any residual liabilities of Fording on closing. The cash portion of the consideration will be primarily funded by a US$9.8 billion fully underwritten bridge and term loan facility and the proceeds of the sale of Fording units held by Teck prior to closing.

5.	Full Description of Material Change

The Arrangement

On July 29, 2008, Teck and Fording entered into the Arrangement Agreement. The Arrangement Agreement provides that, upon the terms and subject to the conditions set forth in the Arrangement Agreement, Teck will acquire 100% of

Fording’s assets, which consist principally of a royalty in respect of Fording’s 60% non-operating interest in the Elk Valley Coal, and will assume any residual liabilities of Fording on closing. To be implemented, the Arrangement requires the approval of two-thirds of the votes cast at a special meeting of Fording securityholders (voting as a single class), as well as a “majority of the minority” unitholders. Fording has agreed to hold a unitholder meeting to consider the Arrangement as soon as reasonably practicable, and in any event on or before October 31, 2008.

The independent Fording Trustees have unanimously approved the transaction and have received an opinion from RBC Capital Markets to the effect that the transaction is fair, from a financial point of view, to Fording unitholders other than Teck and its affiliates. The Fording Trustees have resolved to recommend that unitholders of Fording vote their units in favour of the Arrangement. The Arrangement Agreement provides that subject to certain exceptions, the Fording Trustees may not withdraw, amend, modify or qualify, or propose publicly to withdraw, amend, modify or qualify, in a manner adverse to Teck, their recommendation of the Arrangement.

Concurrently, Teck has also entered into an agreement with an affiliate of the Ontario Teachers’ Pension Plan (“Teachers”) under which Teachers has agreed to amend Teck’s Cominco’s “top-up” obligations in connection with Teck’s September 2007 acquisition of 11.25% of the outstanding Fording units from Teachers. Teachers will, on completion of the Arrangement, receive compensation of US$105 million for amending its rights, which would have otherwise expired on July 31, 2008.

Concurrently with entering the Arrangement Agreement, Teck entered a confidentiality and standstill agreement with Fording which contains six-month standstill obligations.

The Arrangement Agreement

The following description of the Arrangement Agreement and the Arrangement does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which will be filed separately as a material document on SEDAR.

Representations and Warranties; Certain Covenants

Fording and Teck have each made certain customary representations and warranties to each other in the Arrangement Agreement.

Fording has also agreed, among other things, that: (a) it will (and will cause its subsidiaries to) use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its and Purchaser’s obligations under the Arrangement Agreement to the extent they are within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable laws to complete the Arrangement and the other elements of the transaction as promptly as practicable; (b) it will continue to carry on its and each of its subsidiaries’ business and operations in the usual and ordinary course in a manner consistent with past practice; and (c) subject to certain exceptions, it will not, directly or indirectly, whether by or through any subsidiary, take certain actions, including (i) the issuance of securities, (ii) mortgaging or disposing of assets, (iii) amending its organizational documents, (iv) declaring or paying any unitholder distributions, (v) redeeming its units, (v) incurring or repaying indebtedness for borrowed money, (vi) reorganizing or dissolving itself, (vii) acquiring any person or paying or discharging any material liability, (viii) modifying its existing insurance policies, (ix) making, changing or revoking any material tax election, or (x) agreeing, resolving or committing to do any of the foregoing.

Teck has also agreed, among other things, that: (a) it will use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations under the Arrangement Agreement to the extent the same is within its control (including voting all units held by it or over which it or its affiliates exercises direction or control) and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable laws to complete the Arrangement and the other elements of the transaction as promptly as practicable; (b) it will continue to carry on its business and operations in the usual and ordinary course in a manner consistent with past practice; (c) subject to certain exceptions, it will not: (i) amend the terms of any of its outstanding securities or pay any dividend or distribution, except for cash dividends consistent with past practice and in the ordinary course, (ii) issue or sell or agree to issue or sell any Class B subordinate voting shares, (iii) amend its organizational documents, (iv) reorganize, amalgamate or merge with any other person, or (v) agree, resolve or commit to do any of the foregoing; (d) it will use its best efforts to arrange and obtain the debt financing contemplated by its debt commitment letter as soon as reasonably practicable, but in any event prior to October 31, 2008, on the terms and conditions described therein; (e) it will use its best efforts to satisfy, on a timely basis, in all material respects all covenants, terms, representations and warranties and conditions in its debt commitment letter that are within its control; (f) other than as specifically contemplated in the Arrangement Agreement, it will not, without the prior written consent of Fording, take any action or enter into any transaction, including any merger, acquisition, joint venture, disposition, lease, contract or debt or equity financings, that would reasonably be expected to prevent or materially impede or delay it in obtaining the debt financing contemplated by its debt commitment letter or prevent, materially impede or delay its ability to complete the transactions contemplated by the Arrangement Agreement; and (g) if its debt commitment letter is terminated or modified in a manner materially adverse to its ability to complete the transaction for any reason, it will use commercially reasonable efforts to obtain replacement debt financing (provided that it shall not be required to use any efforts to obtain any commitments that are on terms materially less favourable to it, as determined in its reasonable judgment, than those in its debt commitment letter).

Non-Solicitation

The Arrangement Agreement provides that Fording may not directly or indirectly: (a) solicit, assist, initiate, encourage or otherwise in any way facilitate (including by way of furnishing information, or entering into any form of written or oral agreement, arrangement or understanding) any Acquisition Proposal (as defined in the Arrangement Agreement) or any inquiries, proposals or offers regarding any Acquisition Proposal; (b) participate in any discussion or negotiations regarding, or furnish to any person any confidential information with respect to, any Acquisition Proposal or potential Acquisition Proposal or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any person to make an Acquisition Proposal or potential Acquisition Proposal; (c) make a Change in Recommendation (as defined in the Arrangement Agreement); (d) accept, approve, agree to, endorse, recommend, or propose publicly to accept, approve, agree to, endorse, recommend any Acquisition Proposal; or (e) accept, approve, agree to, endorse or recommend or enter into, or publicly propose to accept, approve, agree to, endorse or recommend or enter into, any agreement in respect of an Acquisition Proposal. If, however, prior to the Fording unitholder meeting Fording receives a written Acquisition Proposal that did not result from a breach of its non-solicitation obligations that the Fording Trustees determine in good faith, after receiving advice from their financial advisors and outside legal counsel, is or could reasonably be expected to lead to a Superior Proposal, then Fording may enter into discussions with the person making such Superior Proposal. Fording may not enter into an agreement in respect of a Superior Proposal (other than a confidentiality agreement), however, unless, among other things: (a) Fording provides Purchaser with an eight business day matching period, and (b) Fording pays to Purchaser the break fee of US$400 million. In addition, Fording is permitted in certain circumstances to make a change of recommendation or accept, approve, agree to, endorse or recommend any alternative proposal in respect of which no agreement is or is proposed to be entered into, but only if, among other things: (a) such alternative proposal constitutes a Superior Proposal, and (b) Fording provides Purchaser with not less than eight business days prior written notice of its intention to do so.

For purposes of the Arrangement Agreement, a “Superior Proposal” means any written Acquisition Proposal made by a third party (other than Purchaser or its affiliates) on an unsolicited basis prior to the Fording unitholder meeting: (a) to acquire all of the outstanding units or all of the Acquired Assets (as defined in the Arrangement Agreement); (b) that is reasonably capable of being completed, taking into account all financial (including the financing required to complete such Acquisition Proposal), legal, regulatory and other aspects of such proposal and the person making such proposal; (c) that is not subject to any due diligence condition which would allow access to the books and records, personnel or properties of Fording beyond 5:00 p.m. (Calgary time) on the fifth day after which access is first afforded to the third party making the Acquisition Proposal; and (d) in respect of which the Fording Trustees determine in good faith (after receipt of advice from their financial and legal advisors) that: (i) failure to recommend such Acquisition Proposal to unitholders would be inconsistent with their fiduciary duties, and (ii) such Acquisition Proposal, taking into account all of the terms and conditions thereof, if consummated in accordance with its terms (but not assuming away any risk of non-completion), would result in a transaction more favourable to unitholders from a financial point of view than the transactions contemplated by the Arrangement Agreement (after taking into account any modifications to the Agreement proposed by Purchaser pursuant to the exercise of its matching rights).

Teck has agreed that if there is an Acquisition Proposal that is a Superior Proposal and that would otherwise be subject to its existing right of first offer under the agreements between Teck and Fording relating to Elk Valley Coal, then if it does not exercise its matching rights under the Arrangement Agreement it will, effective upon receipt of the break fee of US$400 million payable under the Arrangement Agreement, be deemed to have waived such rights in respect of such proposal.

Conditions

The closing of the Arrangement is subject to certain mutual conditions, including, among others: (a) receipt of the necessary court orders, (b) receipt of the necessary securityholder approval, (c) receipt of the necessary regulatory approvals on terms and conditions acceptable to Fording and Purchaser, acting reasonably, and (d) there not being in effect any applicable law that makes the consummation of the Arrangement or any other transactions contemplated by the Arrangement Agreement illegal or prohibited. Closing is also subject to certain conditions in favour of Fording and Teck, respectively. The closing conditions in favour of Fording include: (a) the accuracy of the representations and warranties made by Teck in the Arrangement Agreement; (b) compliance by Teck in all material respects with its covenants under the Arrangement Agreement; (c) the absence of a material adverse effect with respect to Teck; and (d) on or before October 31, 2008, Teck shall have provided written evidence reasonably satisfactory to the Fording Trustees that it has or will be able to draw on or prior to the effective date of the Arrangement the funds (other than the funds resulting from the sale of its units) necessary to complete the transaction, which shall include the execution of a definitive credit agreement in respect to the debt financing contemplated by its debt commitment letter. The closing conditions in favour of Teck include: (a) the absence of a material adverse change or material adverse effect with respect to Fording, (b) the Teck’s lenders shall have confirmed to it in writing that the conditions precedent to the availability of its debt financing, other than certain enumerated conditions, have been satisfied or waived; (c) the Fording Trustees shall not have made a Change in Recommendation; (d) dissent rights shall not have been exercised in respect of more than 5% of the units (on a fully-diluted basis); and (e) Teck shall have determined in good faith that the total amount of the residual liabilities on the effective date of the Arrangement and immediately after completion of the steps comprising the Plan of Arrangement, net of current assets of Fording and excluding certain listed liabilities and liabilities that were not incurred in wilful violation of this Agreement, will not exceed certain thresholds.

Pre-Closing Period

The Arrangement Agreement provides that forthwith upon satisfaction or waiver of the closing conditions, and provided that such date is not less than twenty (20) trading days prior to and including December 19, 2008, the parties will confirm, in writing, each to the other, that all conditions in its favour have been satisfied or waived (such date, the “Transaction Confirmation Date”). There will then occur a pre-closing period (“Pre-Closing Period”) of twenty (20) trading days commencing on the opening of trading on the next trading day. On the business day following completion of the Pre-Closing Period, and provided that the Arrangement Agreement is not otherwise terminated in accordance with its terms, Fording will send the Articles of Arrangement to the registrar to give effect to the Arrangement and implement the Plan of Arrangement.

Teck currently intends to sell the units of Fording it currently owns during the Pre-Closing Period. Teck owns approximately 19.8% of the outstanding Fording units.

Termination Rights

The Arrangement Agreement may be terminated in, among others, the following circumstances: (a) by either Fording or Purchaser, as applicable, if the conditions of closing in its favour have not been satisfied or waived by November 20, 2008; (b) by Purchaser in certain circumstances if the Fording Trustees make a Change in Recommendation or fail to recommend or reaffirm their recommendation of the Arrangement; (c) by Purchaser if there is a breach of the non-solicitation obligations in any material respect; (d) by Purchaser or by Fording if the Fording meeting is held and completed and the necessary securityholder approval is not obtained; (e) by Fording in order to enter into an agreement in respect of a Superior Proposal; (f) by Purchaser if, following the Transaction Confirmation Date, it determines that the residual liabilities of Fording on the effective date of the Arrangement and following the implementation of the Arrangement will exceed certain enumerated amounts, and either: (i) such excess constitutes a material adverse change of Fording, or (ii) such liabilities were incurred in wilful violation of the Arrangement Agreement; (g) by Purchaser or by Fording if the Transaction Confirmation Date does not occur on or before November 20, 2008 or the effective date does not occur on or before December 30, 2008; or (h) by Purchaser or by Fording if after the date of the Arrangement Agreement any action is taken under applicable laws or any new law is made to make consummation of the Arrangement illegal; or (i) by Purchaser or by Fording if after the date of the Arrangement Agreement any action is taken under applicable laws or any new law is made that results in a material and adverse change in the anticipated tax treatment of the transaction, or any material part thereof, to Fording or Purchaser or any unitholders, provided that in the case of a material and adverse change in the anticipated tax treatment to the unitholders, only Fording may terminate the Arrangement Agreement.

Fording may, in certain specified circumstances, be required to pay Teck a break fee of US$400 million following termination of the Arrangement Agreement. In addition, Teck may be required to pay Fording an expense payment to a maximum of Cdn.$10 million if: (a) the Arrangement Agreement is terminated because the necessary securityholder approval is not obtained at the Fording meeting, or (b) the Arrangement Agreement is terminated because (i) Teck is unable to demonstrate that it has or will be able to draw on or prior to the effective date of the Arrangement the funds (other than the funds resulting from the sale of its units) necessary to complete the transaction, or (ii) Teck’s lenders do not confirm to Teck in writing that the conditions precedent to the availability of Teck’s debt financing, other than certain enumerated conditions, have been satisfied or waived.

6.            Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information contact Peter Rozee, Senior Vice President, Commercial Affairs of Teck Cominco Limited at the above-mentioned address or by telephone at (604) 640-5223.

9.	Date of Report

July 31, 2008

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 31st day of July, 2008.

TECK COMINCO LIMITED
By:	“Peter Rozee”
	Name:	Peter Rozee
	Title:	Senior Vice President, Commercial Affairs

EXTERNAL NEWS RELEASE

08-20-TC

For Immediate Release:	July 29, 2008

TECK COMINCO TO ACQUIRE FORDING CANADIAN COAL TRUST ASSETS

Vancouver, BC -- Teck Cominco Limited [TSX:TCK.A and TCK.B, NYSE:TCK] (“Teck”) announced today that it has entered into an agreement with Fording Canadian Coal Trust (“Fording”) under which Teck will acquire 100% of Fording’s assets, which consist principally of a royalty in respect of Fording’s 60% non-operating interest in the Elk Valley Coal Partnership (“Elk Valley Coal”). Under the terms of the transaction, Fording unitholders will receive US$82.00 in cash and 0.245 of a Teck Class B subordinate voting share per Fording unit. Based on the 20 day volume weighted average price of Teck Class B shares on the New York Stock Exchange (“NYSE”), the proceeds to Fording unitholders represent a 18% premium to the 20 day volume weighted average price of Fording units on the NYSE, in each case for the period ending July 25. In aggregate, Teck will pay approximately US$12.4 billion in cash and issue approximately 36.9 million Teck Class B subordinate voting shares in consideration for the Fording assets. The cash portion of the consideration is expected to be primarily funded by a US$9.8 billion fully underwritten bridge and term loan facility arranged with a syndicate of banks and the proceeds of the sale of Fording units held by Teck prior to closing.

Elk Valley Coal is the world’s second largest producer of seaborne hard coking coal. Elk Valley Coal produces primarily high quality hard coking coal from its six operating mines in British Columbia and Alberta, Canada which it sells to steel mills mainly in Asia and Europe in addition to North and South America. Teck is the managing partner of Elk Valley Coal and owns a 52% effective interest in the partnership through its 40% direct interest in the partnership and its 19.9% interest in Fording units.

The independent Fording Trustees have unanimously approved the transaction and have received an opinion from RBC Capital Markets to the effect that the transaction is fair, from a financial point of view, to Fording unitholders other than Teck and its affiliates. National Bank Financial Inc. has performed an independent valuation of Fording in compliance with National Instrument 61-101.

Teck’s CEO, Don Lindsay said: “This is a very important transaction for Teck, Fording and Elk Valley Coal. Fording unitholders are receiving a significant premium to the Fording unit price during a time when comparable coal companies have declined substantially from their highs. In addition, our detailed knowledge of the assets and the coking coal markets means that the ownership transition and integration will be seamless. For Teck, the transaction is expected to be immediately and strongly accretive to both earnings and cash flow.”

Mr. Lindsay added: “Based on expectations that the rate of growth in demand for metallurgical coal, especially the high quality coking coal that Elk Valley Coal produces, will continue to outpace relatively constrained growth in supply, we believe that the outlook for this business is strong. We look forward to having Fording unitholders become Teck shareholders and believe they will benefit greatly from ongoing exposure not only to the metallurgical coal business but the outstanding long term value represented by our diversified portfolio of assets.”

Following Teck’s purchase of the Fording assets, Fording will distribute US$ 82.00 in cash and 0.245 of a Teck Cominco Class B subordinate voting share per Fording unit to Fording unitholders and their units will be redeemed. On closing, Teck will assume any residual liabilities for Fording. Fording will not pay distributions prior to closing of the transaction. Substantially all of Fording’s value is attributable to its principal asset, a royalty paid by its subsidiary, Fording LP, based on cash received from the Elk Valley Coal Partnership. The balance of Fording’s value is attributable to its direct interest in Fording LP, which holds a 60% interest in the Elk Valley Coal Partnership. The price paid by Teck for the royalty will be treated as a Canadian Development Expense for tax purposes, fully deductible against Teck’s taxable Canadian income using the 30% declining balance method.

Teck has today entered into an agreement with an affiliate of the Ontario Teachers’ Pension Plan Board (“Teachers”) under which Teachers, in order to facilitate the transaction, has agreed to amend Teck’s “top-up” obligations in connection with Teck’s September 2007 acquisition of 11.25% of the outstanding Fording units from Teachers. Teachers will, on completion of the transaction, receive compensation of US$105 million for amending its rights, which would have otherwise expired on July 31, 2008.

Closing of the transaction is expected to occur by the end of October, 2008. Closing is expected to occur 20 trading days following unitholder and court approval of the arrangement to provide taxable Canadian unitholders who hold their units as capital property and non-resident unitholders the opportunity to sell their units into the marketplace. It is expected that many such unitholders may choose to do this because the Canadian tax consequences of such a market sale may be more attractive to them than holding the units through to closing and receiving the final distribution of cash and Teck B shares as income. All unitholders are advised to consult with their own tax advisors to determine the tax consequences of the transaction to them.

The agreement between Teck and Fording contains a non-solicitation covenant on the part of Fording, subject to customary “fiduciary out” provisions that entitle Fording to consider and accept a superior proposal, a right in Teck’s favour to match any superior proposal and the payment to Teck of a termination payment of US$400 million if the transaction is not completed due to a superior proposal and in certain other circumstances.

Full details of the offer will be included in an information circular to be mailed to Fording unitholders in compliance with applicable securities laws. Closing of the transaction will be subject to customary conditions including, among others, the availability of the financing

2

arranged by Teck, receipt of all necessary regulatory approvals, absence of material adverse changes, as well as approval of the transaction by 66.67% of Fording unitholders present in person or by proxy at the meeting held to approve the transaction and by a majority of Fording unitholders voting on the transaction other than Teck and its affiliates. The parties expect the transaction to receive regulatory approvals in the ordinary course. Unitholders will be asked to approve the transaction at a meeting to be held in late September and the transaction is expected to close in late October 2008.

Teck’s financial advisors for the transaction are CIBC World Markets and Merrill Lynch Canada Inc.

Investor and Analyst Conference Call and Webcast

The investment community is invited to participate in a conference call and webcast regarding the offer as follows:

Tuesday, July 29, 2008, at 8:45 a.m. (EDT)

Toll Free (North America): 1-866-696-5910

Local/International: +416-340-2217

The live webcast can be accessed by visiting www.teckcominco.com and clicking on the event title under “Webcasts” or by accessing http://www.marketwire.com. The conference call will be available for replay until Thursday August 28, 2008, by calling 1-800-408-3053 for North American callers and +416-695-5800 for international/local callers. Passcode: 3267832#.

An archival webcast of the presentation will be available via the Internet by visiting

www.teckcominco.com and clicking on the event title under “Webcasts”.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by the use of words such as “expects”, “is expected”, “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur, or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Fording or Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations concerning the acquisition of the assets of Fording and the financial and tax consequences of that acquisition, including estimates regarding accretion to earnings and cash flow, the integration of Fording into Teck’s business organization, the supply and demand for metallurgical coal, and business conditions affecting

3

the metallurgical coal business generally. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, commodity prices, interest rates, costs of construction and costs of production, production and productivity levels, market competition, and receipt of necessary approvals. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially.

Factors that may cause actual results to vary include, but are not limited to, risks relating to the operation of Teck’s and Fording’s mines, business and economic conditions in the mining and metallurgical coal industries generally, the supply and demand for labour and other project inputs, prices for commodities to be produced, changes in commodity prices, changes in interest and currency exchange rates, inaccurate geological and engineering assumptions (including with respect to the tonnage, grade and recoverability of reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, changes in general economic conditions or conditions in the financial markets and other risk factors as detailed from time to time in Teck’s and Fording’s reports filed with Canadian securities administrators.

Certain of these risks are described in more detail in the annual information forms of Teck and Fording and in their respective public filings with Canadian securities administrators. Teck and Fording do not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck

Teck is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Teck is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at www.teckcominco.com.

For further information, please contact:

Greg Waller

Vice President, Investor Relations & Strategic Analysis

Teck Cominco Limited

(604) 685-3005

greg.waller@teckcominco.com

FORM 51-102F3

MATERIAL CHANGE REPORT

This Material Change Report supplements and restates the Material Change Report filed by Teck Cominco Limited on July 30, 2008.

1.	Name and Address of Corporation

Teck Cominco Limited

Suite 600

200 Burrard Street

Vancouver, British Columbia

V6C 3L9

2.	Date of Material Change

July 29, 2008

3.	News Release

A press release with respect to the material change referred to in this report was issued by Teck Cominco Limited (“Teck” or “Purchaser”) on July 29, 2008 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

4.	Summary of Material Change

On July 29, 2008, Teck and Fording Canadian Coal Trust (“Fording”) announced that they have entered into an arrangement agreement (the “Arrangement Agreement”) under which Teck will acquire 100% of Fording’s assets, which consist principally of a royalty in respect of Fording’s 60% non-operating interest in the Elk Valley Coal Partnership (“Elk Valley Coal”) under a plan of arrangement (the “Arrangement”). Under the terms of the Arrangement, Fording unit holders will receive US$82 in cash and 0.245 of a Teck Class B subordinate voting share per Fording unit. In aggregate, Teck will pay approximately US$12.4 billion in cash and issue 36.9 million Class B subordinate voting shares in consideration for the Fording assets, and will assume any residual liabilities of Fording on closing. The cash portion of the consideration will be primarily funded by a US$9.8 billion fully underwritten bridge and term loan facility and the proceeds of the sale of Fording units held by Teck prior to closing.

5.             Full Description of Material Change

The Arrangement

On July 29, 2008, Teck and Fording entered into the Arrangement Agreement. The Arrangement Agreement provides that, upon the terms and subject to the conditions set forth in the Arrangement Agreement, Teck will acquire 100% of Fording’s assets, which consist principally of a royalty in respect of Fording’s 60% non-operating interest in Elk Valley Coal, and will assume any residual liabilities of Fording on closing. In aggregate, Teck will pay approximately US$12.4 billion in cash and issue 36.9 million Class B subordinate voting shares in consideration for the Fording assets. When the Fording royalty was created, Fording received a ruling from the Canada Revenue Agency that the royalty qualified as a Canadian Resource Property for Canadian income tax purposes. The purchase price of a Canadian Resource Property is Canadian Development Expense, fully deductible against taxable income using the 30% declining balance method. Although Teck has not separately sought a ruling on the issue, based on applicable tax law and the established administrative practice of the Canada Revenue Agency Teck will be entitled to add the purchase price of the royalty to its Canadian Development Expense pools.

To be implemented, the Arrangement requires the approval of two-thirds of the votes cast at a special meeting of Fording securityholders (voting as a single class), as well as a “majority of the minority” unitholders. Fording has agreed to hold a unitholder meeting to consider the Arrangement as soon as reasonably practicable, and in any event on or before October 31, 2008.

The independent Fording Trustees have unanimously approved the transaction and have received an opinion from RBC Capital Markets to the effect that the transaction is fair, from a financial point of view, to Fording unitholders other than Teck and its affiliates. National Bank Financial Inc. has performed an independent valuation of Fording in compliance with Multilateral Instrument 61-101, and has concluded that the value of the Fording units was within a range from $79 to $99. The Fording Trustees have resolved to recommend that unitholders of Fording vote their units in favour of the Arrangement. The Arrangement Agreement provides that subject to certain exceptions, the Fording Trustees may not withdraw, amend, modify or qualify, or propose publicly to withdraw, amend, modify or qualify, in a manner adverse to Teck, their recommendation of the Arrangement.

Concurrently, Teck has also entered into an agreement with an affiliate of the Ontario Teachers’ Pension Plan (“Teachers”) under which Teachers has agreed to amend Teck’s Cominco’s “top-up” obligations in connection with Teck’s September 2007 acquisition of 11.25% of the outstanding Fording units from Teachers.  Teachers will, on completion of the Arrangement, receive compensation of US$105 million for amending its rights, which would have otherwise expired on July 31, 2008.

Concurrently with entering the Arrangement Agreement, Teck entered a confidentiality and standstill agreement with Fording which contains six month standstill obligations.

The Arrangement Agreement

The following description of the Arrangement Agreement and the Arrangement does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which will be filed separately as a material document on SEDAR.

Representations and Warranties; Certain Covenants

Fording and Teck have each made certain customary representations and warranties to each other in the Arrangement Agreement.

Fording has also agreed, among other things, that: (a) it will (and will cause its subsidiaries to) use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its and Purchaser’s obligations under the Arrangement Agreement to the extent they are within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable laws to complete the Arrangement and the other elements of the transaction as promptly as practicable; (b) it will continue to carry on its and each of its subsidiaries’ business and operations in the usual and ordinary course in a manner consistent with past practice; and (c) subject to certain exceptions, it will not, directly or indirectly, whether by or through any subsidiary, take certain actions, including (i) the issuance of securities, (ii) mortgaging or disposing of assets, (iii) amending its organizational documents, (iv) declaring or paying any unitholder distributions, (v) redeeming its units, (v) incurring or repaying indebtedness for borrowed money, (vi) reorganizing or dissolving itself, (vii) acquiring any person or paying or discharging any material liability, (viii) modifying its existing insurance policies, (ix) making, changing or revoking any material tax election, or (x) agreeing, resolving or committing to do any of the foregoing.

Teck has also agreed, among other things, that: (a) it will use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations under the Arrangement Agreement to the extent the same is within its control (including voting all units held by it or over which it or its affiliates exercises direction or control) and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable laws to complete the Arrangement and the other elements of the transaction as promptly as practicable; (b) it will continue to carry on its business and operations in the usual and ordinary course in a manner consistent with past practice; (c) subject to certain exceptions, it will not: (i) amend the terms of any of its outstanding securities or pay any dividend or distribution, except for cash dividends consistent with past practice and in the ordinary course, (ii) issue or sell or agree to issue or sell any Class B subordinate voting shares, (iii) amend its organizational documents, (iv) reorganize, amalgamate or merge with any other person, or (v) agree, resolve or commit to do any of the foregoing; (d) it will use its best efforts to arrange and obtain the debt financing contemplated by its debt commitment letter as soon as reasonably practicable, but in any event prior to October 31, 2008, on the terms and conditions described therein; (e) it will use its best efforts to satisfy, on a timely basis, in all material respects all covenants, terms, representations and warranties and conditions in its debt commitment letter that are within its control; (f) other than as specifically contemplated in the Arrangement Agreement, it will not, without the prior written consent of Fording, take any action or enter into any transaction, including any merger, acquisition, joint venture, disposition, lease, contract or debt or equity financings, that would reasonably be expected to prevent or materially impede or delay it in obtaining the debt financing contemplated by its debt commitment letter or prevent, materially impede or delay its ability to complete the transactions contemplated by the Arrangement Agreement; and (g) if its debt commitment letter is terminated or modified in a manner materially adverse to its ability to complete the transaction for any reason, it will use commercially reasonable efforts to obtain replacement debt financing (provided that it shall not be required to use any efforts to obtain any commitments that are on terms materially less favourable to it, as determined in its reasonable judgment, than those in its debt commitment letter).

Non-Solicitation

The Arrangement Agreement provides that Fording may not directly or indirectly: (a) solicit, assist, initiate, encourage or otherwise in any way facilitate (including by way of furnishing information, or entering into any form of written or oral agreement, arrangement or understanding) any Acquisition Proposal (as defined in the Arrangement Agreement) or any inquiries, proposals or offers regarding any Acquisition Proposal; (b) participate in any discussion or negotiations regarding, or furnish to any person any confidential information with respect to, any Acquisition Proposal or potential Acquisition Proposal or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any person to make an Acquisition Proposal or potential Acquisition Proposal; (c) make a Change in Recommendation (as defined in the Arrangement Agreement); (d) accept, approve, agree to, endorse, recommend, or propose publicly to accept, approve, agree to, endorse, recommend any Acquisition Proposal; or (e) accept, approve, agree to, endorse or recommend or enter into, or publicly propose to accept, approve, agree to, endorse or recommend or enter into, any agreement in respect of an Acquisition Proposal. If, however, prior to the Fording unitholder meeting Fording receives a written Acquisition Proposal that did not result from a breach of its non-solicitation obligations that the Fording Trustees determine in good faith, after receiving advice from their financial advisors and outside legal counsel, is or could reasonably be expected to lead to a Superior Proposal, then Fording may enter into discussions with the person making such Superior Proposal. Fording may not enter into an agreement in respect of a Superior Proposal (other than a confidentiality agreement), however, unless, among other things: (a) Fording provides Purchaser with an eight business day matching period, and (b) Fording pays to Purchaser the break fee of US$400 million. In addition, Fording is permitted in certain circumstances to make a change of recommendation or accept, approve, agree to, endorse or recommend any alternative proposal in respect of which no agreement is or is proposed to be entered into, but only if, among other things: (a) such alternative proposal constitutes a Superior Proposal, and (b) Fording provides Purchaser with not less than eight business days prior written notice of its intention to do so.

For purposes of the Arrangement Agreement, a “Superior Proposal” means any written Acquisition Proposal made by a third party (other than Purchaser or its affiliates) on an unsolicited basis prior to the Fording unitholder meeting: (a) to acquire all of the outstanding units or all of the Acquired Assets (as defined in the Arrangement Agreement); (b) that is reasonably capable of being completed, taking into account all financial (including the financing required to complete such Acquisition Proposal), legal, regulatory and other aspects of such proposal and the person making such proposal; (c) that is not subject to any due diligence condition which would allow access to the books and records, personnel or properties of Fording beyond 5:00 p.m. (Calgary time) on the fifth day after which access is first afforded to the third party making the Acquisition Proposal; and (d) in respect of which the Fording Trustees determine in good faith (after receipt of advice from their financial and legal advisors) that: (i) failure to recommend such Acquisition Proposal to unitholders would be inconsistent with their fiduciary duties, and (ii) such Acquisition Proposal, taking into account all of the terms and conditions thereof, if consummated in accordance with its terms (but not assuming away any risk of non-completion), would result in a transaction more favourable to unitholders from a financial point of view than the transactions contemplated by the Arrangement Agreement (after taking into account any modifications to the Agreement proposed by Purchaser pursuant to the exercise of its matching rights).

Teck has agreed that if there is an Acquisition Proposal that is a Superior Proposal and that would otherwise be subject to its existing right of first offer under the agreements between Teck and Fording relating to Elk Valley Coal, then if it does not exercise its matching rights under the Arrangement Agreement it will, effective upon receipt of the break fee of US$400 million payable under the Arrangement Agreement, be deemed to have waived such rights in respect of such proposal.

Conditions

The closing of the Arrangement is subject to certain mutual conditions, including, among others: (a) receipt of the necessary court orders, (b) receipt of the necessary securityholder approval, (c) receipt of the necessary regulatory approvals on terms and conditions acceptable to Fording and Purchaser, acting reasonably, and (d) there not being in effect any applicable law that makes the consummation of the Arrangement or any other transactions contemplated by the Arrangement Agreement illegal or prohibited. Closing is also subject to certain conditions in favour of Fording and Teck, respectively. The closing conditions in favour of Fording include: (a) the accuracy of the representations and warranties made by Teck in the Arrangement Agreement; (b) compliance by Teck in all material respects with its covenants under the Arrangement Agreement; (c) the absence of a material adverse effect with respect to Teck; and (d) on or before October 31, 2008, Teck shall have provided written evidence reasonably satisfactory to the Fording Trustees that it has or will be able to draw on or prior to the effective date of the Arrangement the funds (other than the funds resulting from the sale of its units) necessary to complete the transaction, which shall include the execution of a definitive credit agreement in respect to the debt financing contemplated by its debt commitment letter. The closing conditions in favour of Teck include: (a) the absence of a material adverse change or material adverse effect with respect to Fording, (b) the Teck’s lenders shall have confirmed to it in writing that the conditions precedent to the availability of its debt financing, other than certain enumerated conditions, have been satisfied or waived; (c) the Fording Trustees shall not have made a Change in Recommendation; (d) dissent rights shall not have been exercised in respect of more than 5% of the units (on a fully-diluted basis); and (e) Teck shall have determined in good faith that the total amount of the residual liabilities on the effective date of the Arrangement and immediately after completion of the steps comprising the Plan of Arrangement, net of current assets of Fording and excluding certain listed liabilities and liabilities that were not incurred in wilful violation of this Agreement, will not exceed certain thresholds.

Pre-Closing Period

The Arrangement Agreement provides that forthwith upon satisfaction or waiver of the closing conditions, and provided that such date is not less than twenty (20) trading days prior to and including December 19, 2008,the parties will confirm, in writing, each to the other, that all conditions in its favour have been satisfied or waived (such date, the “Transaction Confirmation Date”). There will then occur a pre-closing period (“Pre-Closing Period”) of twenty (20) trading days commencing on the opening of trading on the next trading day. On the business day following completion of the Pre-Closing Period, and provided that the Arrangement Agreement is not otherwise terminated in accordance with its terms, Fording will send the Articles of Arrangement to the registrar to give effect to the Arrangement and implement the Plan of Arrangement.

Teck currently intends to sell the units of Fording it currently owns during the Pre-Closing Period. Teck owns approximately 19.8% of the outstanding Fording units.

Termination Rights

The Arrangement Agreement may be terminated in, among others, the following circumstances: (a) by either Fording or Purchaser, as applicable, if the conditions of closing in its favour have not been satisfied or waived by November 20, 2008; (b) by Purchaser in certain circumstances if the Fording Trustees make a Change in Recommendation or fail to recommend or reaffirm their recommendation of the Arrangement; (c) by Purchaser if there is a breach of the non-solicitation obligations in any material respect; (d) by Purchaser or by Fording if the Fording meeting is held and completed and the necessary securityholder approval is not obtained; (e) by Fording in order to enter into an agreement in respect of a Superior Proposal; (f) by Purchaser if, following the Transaction Confirmation Date, it determines that the residual liabilities of Fording on the effective date of the Arrangement and following the implementation of the Arrangement will exceed certain enumerated amounts, and either: (i) such excess constitutes a material adverse change of Fording, or (ii) such liabilities were incurred in wilful violation of the Arrangement Agreement; (g) by Purchaser or by Fording if the Transaction Confirmation Date does not occur on or before November 20, 2008 or the effective date does not occur on or before December 30, 2008; or (h) by Purchaser or by Fording if after the date of the Arrangement Agreement any action is taken under applicable laws or any new law is made to make consummation of the Arrangement illegal; or (i) by Purchaser or by Fording if after the date of the Arrangement Agreement any action is taken under applicable laws or any new law is made that results in a material and adverse change in the anticipated tax treatment of the transaction, or any material part thereof, to Fording or Purchaser or any unitholders, provided that in the case of a material and adverse change in the anticipated tax treatment to the unitholders, only Fording may terminate the Arrangement Agreement.

Fording may, in certain specified circumstances, be required to pay Teck a break fee of US$400 million following termination of the Arrangement Agreement. In addition, Teck may be required to pay Fording an expense payment to a maximum of Cdn.$10 million if: (a) the Arrangement Agreement is terminated because the necessary securityholder approval is not obtained at the Fording meeting, or (b) the Arrangement Agreement is terminated because (i) Teck is unable to demonstrate that it has or will be able to draw on or prior to the effective date of the Arrangement the funds (other than the funds resulting from the sale of its units) necessary to complete the transaction, or (ii) Teck’s lenders do not confirm to Teck in writing that the conditions precedent to the availability of Teck’s debt financing, other than certain enumerated conditions, have been satisfied or waived.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information contact Peter Rozee, Senior Vice President, Commercial Affairs of Teck Cominco Limited at the above-mentioned address or by telephone at (604) 640-5223.

9.	Date of Report

July 30, 2008

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 1st day of August, 2008.

TECK COMINCO LIMITED
By:	“Peter Rozee”
	Name:	Peter Rozee
	Title:	Senior Vice President, Commercial Affairs